EARLY WARNING REPORT

1.	Name and address of Offeror

The Rule Family Trust UAD 12/17/98
7770 El Camino Real
Carlsbad, CA 92009

2.	Name of Issuer

Eurasian Minerals Inc.

3.	Designation, number (or principal amount) and percentage of securities acquired (ownership of or control over) by Offeror

The Offeror acquired ownership of or control over 866,100 common shares of the Issuer (representing 2.36% of the Issuer’s outstanding common shares).

4.	Designation, number (or principal amount) and percentage of securities in respect of which the Offeror has ownership of and control over immediately after the acquisition

Upon completion of the acquisition, the Offeror has ownership of or control over 5,219,785 common shares (representing 14.20% of the Issuer’s outstanding common shares)

5.	Designation, number (or principal amount) and percentage of securities over which the Offeror, together with any joint actors, has

(i) ownership of and control over:

The Offeror and its joint actors have both ownership of and control over 5,219,785 common shares (representing 14.20% of the Issuer’s outstanding common shares).

(ii) ownership of but control over is held by other persons or companies other than the Offeror or any joint actors:

The Offeror and its joint actors do not have ownership of any common shares or securities convertible into or exercisable to purchase common shares over which control is exercised by persons or companies other than the Offeror and its joint actors.

(iii) exclusive or shared control over but does not have ownership of:

The Offeror and its joint actors do not have exclusive or shared control over any common shares or securities convertible into or exercisable to purchase common shares owned by persons or companies other than the Offeror and its joint actors.

6.	Name of the market in which the acquisition took place

TSX Venture Exchange.

7.	Purpose of the Offeror and any joint actors in making the acquisition including any intention to increase the beneficial ownership of or control over any of the Issuer’s securities

The Offeror and its joint actors acquired the shares for investment purposes. Presently, the Offeror and its joint actors do not have any intention of acquiring or disposing of any further securities of the Issuer but may acquire ownership or control over further securities of the Issuer in the future depending upon market circumstances.

8.

General nature and material terms of any agreement, other than lending agreements, with respect to securities of the Issuer entered into by the Offeror (or any joint actor) and the Issuer or any other entity in connection with the acquisition, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities

Not applicable.

9.	Names of all joint actors

Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership, Resource Capital Investment Corp., Global Resource Investments Ltd., and Bonnie Rule IRA., each of which is controlled by the Offeror.

10.	If the acquisition did not take place on a stock exchange or other published market the nature and value of consideration paid by the Offeror

Not Applicable.

11.	Description of any change in any material fact set out in a previous report

Not applicable.

DATED this 26th day of October, 2010

THE RULE FAMILY TRUST

Per:

Signature

Arthur Richards Rule
Name of Signatory

Co-Trustee
Position